UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

 Date of Report (Date of earliest event reported): July 1, 2020

To The Stars Academy of Arts and Science Inc.

(Exact name of issuer as specified in its charter)

Delaware	82-0601064
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

315 S. Coast Hwy 101, Suite U38 Encinitas, California	92024
(Address of principal executive offices)	(Zip code)

(760) 266-5313

(Issuer’s telephone number, including area code)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

On July 1, 2020, To The Stars Academy of Arts and Science Inc. (the “Company”) filed a Certificate of Amendment to its certificate of incorporation with the State of Delaware to among other items, modify the voting rights of the holders of Class B Common Stock, in order to conform the same to the voting rights of the holders of Class A Common Stock. Accordingly, certain matters will no longer require the affirmative vote of the holders of Class B Common Stock, including, but not limited to, amendment of the Certificate of Incorporation, formation of any subsidiary or entry into a joint venture or partnership, issuance of securities, any change of control transaction, and liquidation or reorganization of the Company. However, to the extent relevant, each holder of Class B Common Stock will still be entitled to vote on such matters, together with the holders of Common Stock of other classes, as a single class.

Further, the Certificate of Amendment eliminates any separate treatment or voting of classes of Common Stock with respect to change of control transaction and certain merger or consolidation of the Company with or into any other entity. The Certificate of Amendment to its certificate of incorporation is attached as Exhibit 2.5 to this Form 1-U.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in City of Encinitas, State of California, on July 14, 2020.

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

/s/ Thomas M. DeLonge
By Thomas M. DeLonge, Chief Executive Officer